Exhibit 99.1

Scotiabank Announces the Sale of its Operations in El Salvador to Imperia

TORONTO and SAN SALVADOR, El Salvador, Feb. 8, 2019 /CNW/ - Scotiabank announced today that it has reached an agreement under which Scotiabank will sell its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros, to Imperia Intercontinental Inc. ("Imperia"), subject to regulatory approval and customary closing conditions. Imperia is the main shareholder of Banco Cuscatlán S.A and Seguros e Inversiones S.A ("SISA") in El Salvador.

The decision is driven by the bank's strategy to focus on key markets which can generate greater scale for Scotiabank.

"We are pleased to announce this important agreement, with which we intend to enhance opportunities for the clients of both banks. We are confident this acquisition represents an exciting new development for our institutions, employees and for the country. We have a long-term commitment to invest in El Salvador and our main objective is to continue serving our customers in the best possible way," said Eduardo Montenegro, Chairman of the Board of Directors of Banco Cuscatlán and SISA Insurance.

"This transaction with Imperia is in the best interest of our customers, employees and shareholders. We are confident that Imperia, with the support of a talented team, will be well positioned to continue to grow the businesses and provide a high level of service to customers in El Salvador," said Ignacio (Nacho) Deschamps, Group Head of International Banking and Digital Transformation at Scotiabank.

This transaction is expected to result in an after-tax loss of approximately $170 million that primarily represents the carrying value of goodwill relating to this business and will be recorded in Q2 2019. Upon closing, Scotiabank's common equity Tier 1 (CET1) ratio will increase by approximately 6 basis points.

This follows the announced sales of Scotiabank's operations in nine Caribbean countries and its life insurance businesses in Jamaica and Trinidad and Tobago in November 2018, and of its pension administration and related insurance businesses in the Dominican Republic in December 2018.

The cumulative impact of these transactions, including the loss on sale of the operations in El Salvador, are expected to result in a net after-tax gain of $250 million and increase the Scotiabank's common equity Tier 1 (CET1) ratio by approximately 25 basis points.

Until regulatory approvals are obtained and the transaction closes, all operations, branches and products will continue to operate as usual. Scotiabank and Imperia will work together to ensure a smooth transition for both employees and customers.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 97,000 employees and assets of $998 billion (as at October 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

About Banco Cuscatlán

Banco Cuscatlán is one of the principal Banks in El Salvador. It operates 54 points of service with 1,700 employees throughout El Salvador. Banco Cuscatlán is investing to have a leading digital strategy and has been recognized by Global Finance for its currency exchange services. For more information, please visit www.bancocuscatlan.com

About SISA Seguros e Inversiones, S.A.

The leading insurance company in El Salvador, SISA was founded in 1962, has 56 years of experience and for 25 years has maintained market share leadership in the Salvadorian market. SISA has a AA + risk rating, issued by Fitch Ratings on April 12, 2018. For more information, please visit www.sisa.com.sv

SOURCE Scotiabank

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For further information: Media enquiries - Scotiabank, Juan Iramain, 416-866-4362, juan.iramain@scotiabank.com; Investor Relations - Scotiabank, Philip Smith, 416.863.2866, philip.smith@scotiabank.com

CO: Scotiabank

CNW 08:25e 08-FEB-19